September 10, 2019

Morgan Schuessler, Jr.
Chief Executive Officer
EVERTEC, Inc.
Cupey Center Building, Road 176, Kilometer 1.3
San Juan, Puerto Rico 00926

       Re: EVERTEC, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 26, 2019
           File No. 001-35872

Dear Mr. Schuessler:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue recognition, page 34

1. You disclose that material rights are assessed using a corporate defined threshold of 20%
      or less. You also state that you "may exclude as immaterial promises, the promises with a transaction price equal or lower than 10 percent of the total contract value". Please clarify whether these two statements are used to deem a performance obligation immaterial. If so, provide a detailed analysis of why using these thresholds is appropriate and how you have concluded that these performance obligations are immaterial to your financial statements.
 Morgan Schuessler, Jr.
EVERTEC, Inc.
September 10, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                          Sincerely,
FirstName LastNameMorgan Schuessler, Jr.
                                                          Division of
Corporation Finance
Comapany NameEVERTEC, Inc.
                                                          Office of Information
Technologies
September 10, 2019 Page 2                                 and Services
FirstName LastName